

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2013

Via E-mail
Peter Wrighton-Smith, Ph.D.
Chief Executive Officer
Oxford Immunotec Global PLC
94C Innovation Drive
Milton Park, Abingdon
OX14 4RZ
United Kingdom

> **Re: Oxford Immunotec Global PLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 4, 2013**
> **File No. 333-191737**

Dear Dr. Wrighton-Smith:

We have reviewed your registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's discussion and analysis of financial condition and results of operations
Critical accounting policies and significant judgments and estimates
Share-Based Compensation, page 71

1. Please refer to your response to our comment three. Please further revise your disclosure to clarify why the modification of the award resulted in no incremental expense.

2. As previously requested, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the most recent issuance.

Our license agreements, page 101

3. We note your response to our prior comment 7 and reissue the comment in part. Please revise your disclosure to provide the aggregate amounts paid to date under your agreements with Isis, SSI and Rutgers.

4. Please revise your disclosure with respect to your agreement with SSI to provide a range of the potential annual minimum royalty payments that the Company may be required to make per territory over the term of the agreement. Please note, we are not requesting that you disclose the specific annual minimum royalty payment by year for each territory or the specific territories for which the payments are required. Instead, your disclosure need only provide investors with disclosure of the Company's minimum and maximum annual royalty payment to be paid to SSI per territory under the agreement. Please also clarify that such payment obligations are applicable to up to three territories under the agreement.

Key Supplier Relationships, page 105

5. We note your response to our prior comment 8 and reissue the comment. Please expand the disclosure in your prospectus to provide the signing fee, aggregate potential milestone payments, aggregate exclusivity payments and potential termination fee that you are required to pay under the agreement with Stem Cell Technologies.

Index to financial statements
11. Share option and equity incentive plans, page F-24

6. Please refer to your response to our comment 12. It is unclear why ERBA Diagnostics, Inc. was not utilized, given that they appear to be the company that is the most similar to your size and stage of life cycle. Additionally, it is not clear how the vast majority of the companies used are similar to the company in terms of size (market capitalization, revenues, assets, etc.) and stage of life cycle. Refer to ASC 718-10-55-37. Please revise your calculation and disclosure of volatility and demonstrate, if true, that a revision to the volatility would not result in a material change to your historical financial statements. Explain how the companies used as similar to you are similar in terms of size and stage of life cycle.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

Via E-mail
Michael D. Beauvais
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199